Via Facsimile and U.S. Mail
Mail Stop 6010

October 2, 2007

Paul K. Laikind, Ph.D.
Chief Executive Officer and President
Metabasis Therapeutics, Inc.
11119 North Torrey Pines Road
La Jolla, CA 92037

> **Re: Metabasis Therapeutics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-50785**

Dear Dr. Laikind:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant